May 25, 2011

Deborah O’Neal-Johnson, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    T. Rowe Price International Funds, Inc.(“Registrant”)
         T. Rowe Price Emerging Markets Local Currency Fund
               T. Rowe Price Emerging Markets Local Currency Fund–Advisor Class
         File Nos.: 002-65539/811-2958

Dear Ms. O’Neal-Johnson:

We are hereby requesting acceleration of the effective date of the Registration Statement of the T. Rowe Price International Funds, Inc. that was filed via Edgar on May 24, 2011 under the provisions of the Securities Act of 1933 and the Investment Company Act of 1940, as amended.

If you have any questions about this filing, please give me a call at 410-345-6646 or, in my absence, Darrell Braman at 410-345-2013.

Sincerely,

/s/Brian R. Poole
Brian R. Poole

Request for Acceleration

Pursuant to Rule 461 under the Securities Act of 1933, on behalf of the Corporation and T. Rowe Price Investment Services, Inc., principal underwriter, I hereby request acceleration of the effective date of the above-referenced Registration Statement to May 25, 2011 or as soon thereafter as possible.

/s/David Oestreicher
David Oestreicher